MILES DAVISON McCARTHY McNIVEN LLP

BARRISTERS AND SOLICITORS

1600 BOW VALLEY SQUARE II
205 - 5 AVENUE S.W.
CALGARY, ALBERTA T2P 2V7
TEL (403) 298-0333
FAX (403) 263-6840
EMAIL THEFIRM@MILESDAVISON.COM

Writer's Direct Line: 298-0300
Writer's e-mail: cdspence@milesdavison.com

February 13, 2002

SUPPL

SEC MAIL PROCESSING RECEIVED FEB 1 9 2002 WASH, D.C. 365 SECTION

Securities and Exchange Commission
Filing Desk
Judiciary Plaza
450 - Fifth Street, N.W.
Washington, DC USA 20549

VIA COURIER

Ladies and Gentlemen:

Re: Enerco Energy Service Company Inc.
(Formerly called Bonus Resource Services Corp.) ("Company")
Filing Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act* of 1934
(SEC File No.: 82-1162)
Our File No.: 9321 - 4

Enclosed is Enserco Energy Service Company Inc.'s filing dated February 13, 2002.

Yours truly,

MILES DAVISON McCARTHY McNIVEN LLP

CHARLES D. SPENCE

Enclosures
CDS/lb

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

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G:\CSPENCE\CDS\Enserco\USFilings\L010Securites Exchange US

February 13, 2002

Securities and Exchange Commission
Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. USA 20549

Ladies and Gentlemen:

Re: Enserco Energy Service Company Inc.
(formerly called Bonus Resource Services Corp.) ("Company")
Filing Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act* of 1934
(SEC File No. 82-1162)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the *Securities Act* of 1934, as amended:

I. Information which the Company has made public pursuant to Canadian federal and provincial laws.

Name of Document	Date	Date Filed
(a) Press Release	February 13, 2002	February 13, 2002

II. Information filed by the Company with The Toronto Stock Exchange.

Name of Document	Date	Date Filed

III. Information which the Company has distributed to its security holders.

Name of Document	Date	Date Mailed

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (403) 298-0300.

Yours truly,

ENSERCO ENERGY SERVICE COMPANY INC.

By: ______________________
Title: Director
Date: February 13, 2002

ENSERCO *Energy Service Company Inc.*

News Release

TRADING ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL ERC

ENSERCO ANNOUNCES FOURTH QUARTER WITH EPS OF $0.25/SHARE AND RECORD YEAR-END EPS OF $1.71/SHARE

CALGARY - February 13, 2002 - (TSE: ERC) Enserco Energy Service Company Inc. announces its fourth quarter and full year 2001 results. Consolidated annual revenue of $293.4 million was 26 per cent higher than comparable 2000 results of $233.5 million. During the fourth quarter 2001, Enserco posted revenue of $60.3 million, down from $73.2 million in the same period of 2000.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the twelve-month period were up 39 per cent to $101.1 million in 2001, from $72.5 million in 2000, demonstrating a strong improvement in both market conditions and Enserco's competitive and operational leverage. For the fourth quarter, EBITDA was $17.7 million, as compared to $25 million in the same period last year.

Overall, net income for the year was $45.3 million ($1.71 per diluted share), an increase of 53 per cent from the 2000 comparative of $29.6 million ($1.13 per diluted share). For the fourth quarter of 2001, Enserco posted net income of $6.5 million ($0.25 per diluted share), a reduction from fourth quarter 2000 net income of $12.1 million ($0.46 per diluted share).

Enserco's Production Services division, Bonus Well Servicing, posted revenue of $182 million (62 per cent of the consolidated total) during 2001 as compared to $149.5 million in 2000 (64 per cent of consolidated revenue). Stronger pricing in a more consolidated service rig industry was the main driver in the increase as the Company's active fleet of 193 Canadian service rigs were utilized at an average of 53 per cent, virtually unchanged from 2000.

A fourth quarter 2001 decrease in drilling activity resulted in quarterly revenue of $33.7 million for Bonus, which was 56 per cent of consolidated revenue based on utilization of 38 per cent. For comparison purposes, a stronger fourth quarter 2000 contributed to revenues of $43.2 million and utilization of 53 per cent. The decline in utilization was partially offset by better pricing year-over-year.

H&R Drilling, Enserco's Drilling Services division, represented an increasing percentage of consolidated revenue, in accordance with corporate strategy. The division recorded revenue of $111.4 million in 2001 (38 per cent of consolidated revenue) up from the year prior when it posted $84 million (36 per cent of consolidated revenue). With North America's newest major fleet of 30 mid-to-deep drilling rigs, H&R experienced average utilization of 59 per cent in both 2001 and 2000. The industry average utilization was 53 per cent for 2001 and 55 per cent in 2000.

For the fourth quarter, H&R produced revenue of $26.6 million, which was 44 per cent of consolidated revenue for the period, based on utilization of 47 per cent. This compares unfavourably to fourth quarter 2000 divisional revenues of $30 million and utilization of 72 per cent, resulting from a slow down in drilling activity in the fourth quarter 2001. Lower utilization in the fourth quarter was in part offset by higher gross revenue per operating day due to a greater mix of deep rigs and deeper drilling, and the results of H&R Drilling Alaska, which began operations in June 2001.

"We are very satisfied with Enserco's growth and performance in 2001," said John Hokanson, President and CEO, Enserco Energy Service Company Inc. "We took advantage of strong levels of cash flow to strengthen our balance sheet by reducing debt (net of working capital) from $44.5 million at year-end 2000 to $23.3 million at the end of 2001. We completed an internally funded $77.1 million capital program ($71.5 million net of capital disposals) to expand and refurbish our drilling and service rig fleet, thereby advancing our business plan as a quality competitor. Furthermore, we added complementary services to our service rig business and grew into northern markets to provide a base for expansion."

"In the near-term, we are seeing a return to the usual patterns of industry activity, and expect reasonable growth in first quarter earnings over the fourth quarter. While we are confident about the mid and long-term fundamentals of our business, we continue to make operating decisions and overhead adjustments with the expectation of an increasingly competitive environment in the coming quarterly periods. The recent merger activity of domestic and cross-border exploration and production companies, compounded by market uncertainty over international demand for crude oil and questions over the impact of North American natural gas storage levels are amongst the factors expected to stall the execution of customers' capital programs, most notably in the second quarter when weather influences normally reduce activity levels. We believe we are well positioned, no matter what the outcome of these overriding conditions, and remain hopeful for a latter half 2002 market recovery. Our experience and financial position may afford opportunities in this coming year where we can opportunistically add value, size and services to our Company," said Hokanson.

Enserco is an integrated energy services company providing production and drilling services to the North American oil and gas industry. Through its subsidiaries, Bonus Well Servicing and H&R Drilling, the Company operates 193 Canadian service rigs and 30 drilling rigs representing one of the industry's largest and most competitive fleets. Enserco trades on the Toronto Stock Exchange under the symbol ERC and is included on the S&P/TSE Composite Index.

- 30 -

ENSERCO'S Q4 AND FULL-YEAR FINANCIAL SUMMARY:

http://www.enserco.ca/ir/docs/EnsercoQ4_6.pdf

REGISTER FOR CONFERENCE CALL AND WEBCAST, TO BE HELD AT 4 P.M. EST ON FEB. 13:

http://www.enserco.ca

FINANCIAL AND OPERATING HIGHLIGHTS

Financial Results ($000s except per share data)	Three Months Ended December 31 2001	Three Months Ended December 31 2000	Twelve Months Ended December 31 2001	Twelve Months Ended December 31 2000
Revenue	60,312	73,178	293,390	233,519
Earnings before interest, taxes and depreciation and amortization (i)	17,699	25,047	101,122	72,513
Net earnings	6,534	12,132	45,260	29,563
Net earnings per share - basic	0.25	0.47	1.74	1.14
Net earnings per share - diluted	0.25	0.46	1.71	1.13
Funds from operations	16,555	19,440	90,963	59,856
Funds from operations per share - basic	0.63	0.75	3.49	2.31
Funds from operations per share - diluted	0.63	0.74	3.44	2.29
Weighted average shares outstanding (000s)	26,123	25,952	26,071	25,920

Financial Position ($000s)	December 31 2001	December 31 2000
Working capital	13,589	27,246
Total assets	407,179	372,355
Long-term debt (excludes current portion)	36,856	71,722
Shareholders' equity	244,995	197,965
Total shares outstanding (000s)	26,180	25,969

Operating Statistics	Three Months Ended December 31 2001	Three Months Ended December 31 2000	Twelve Months Ended December 31 2001	Twelve Months Ended December 31 2000
Production Services				
Segment revenue ($000s)	33,724	43,154	182,027	149,524
Active Canadian service rigs			193	193
Canadian service rig operating hours	66,858	94,329	373,984	363,497
Canadian service rig utilization (%) (ii)	38	53	53	52
Canadian service rig revenue per operating hour ($)	476	414	461	387
Drilling Services				
Segment revenue ($000s)	26,588	30,024	111,363	83,995
Number of rigs			30	26
Operating days	1,286	1,626	5,775	5,194
Utilization (%)	47	72	59	59
Gross revenue per operating day ($)	20,675	18,465	19,284	16,172
Consolidated				
G&A as a percentage of revenue (%)			7	8
Employees (end of period)			1,386	1,964

(i) excludes other income (expense)
(ii) based on CAODC standard of 3,650 hours per year adopted January 1, 2001 and retroactively applied

CONSOLIDATED BALANCE SHEETS

As at December 31, 2001 and 2000
(Thousands of Canadian dollars)

	2001	2000
ASSETS		
Current Assets		
Cash	$ -	$ 8,072
Accounts receivable	54,325	59,938
Income taxes recoverable	1,293	-
Consumables, advances and prepaid expenses	9,914	10,986
	65,532	78,996
Capital assets	341,647	291,158
Deferred financing charges	-	2,201
	$ 407,179	$ 372,355
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 18,093	$ -
Accounts payable and accrued liabilities	20,993	28,239
Income taxes payable	-	4,526
Current portion of long-term debt	12,857	18,985
	51,943	51,750
Long-term debt	36,856	71,722
Future income taxes	73,385	50,918
	162,184	174,390
SHAREHOLDERS' EQUITY		
Share capital	179,378	177,608
Retained earnings	65,617	20,357
	244,995	197,965
	$ 407,179	$ 372,355

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the Three and Twelve Months Ended December 31, 2001 and 2000
(Thousands of Canadian dollars, except per share amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2001	2000	2001	2000
Revenue	$ 60,312	$ 73,178	$ 293,390	$ 233,519
Expenses				
Operating	36,930	42,732	170,828	142,074
General and administrative	5,683	5,399	21,440	18,932
Depreciation and amortization	5,827	4,968	21,353	17,392
	48,440	53,099	213,621	178,398
	11,872	20,079	79,769	55,121
Other income (expense), net	284	(9,083)	(2,719)	(7,876)
Operating earnings	12,156	10,996	77,050	47,245
Interest on long-term debt	1,112	1,821	6,146	7,723
Earnings before income taxes	11,044	9,175	70,904	39,522
Income taxes (recovery)				
Current	133	3,567	3,177	5,971
Future	4,377	(6,524)	22,467	3,988
	4,510	(2,957)	25,644	9,959
Net earnings for the period	6,534	12,132	45,260	29,563
Retained earnings (deficit), beginning of the period,	59,083	8,225	20,357	(9,206)
Retained earnings, end of the period	$ 65,617	$ 20,357	$ 65,617	$ 20,357
Net earnings per share - basic	$ 0.25	$ 0.47	$ 1.74	$ 1.14
Net earnings per share - diluted	$ 0.25	$ 0.46	$ 1.71	$ 1.13
Weighted average number of shares outstanding (000s)	26,123	25,952	26,071	25,920

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Twelve Months Ended December 31, 2001 and 2000
(Thousands of Canadian dollars, except per share amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2001	2000	2001	2000
Cash provided by (used in) operations:				
Net earnings for the period	$ 6,534	$ 12,132	$ 45,260	$ 29,563
Add non-cash items:				
Depreciation and amortization	5,827	4,968	21,353	17,392
Future income taxes	4,377	(6,524)	22,467	3,988
Other	(183)	8,864	1,883	8,913
Funds from operations	16,555	19,440	90,963	59,856
Net change in non-cash working capital items	605	(16,410)	(6,380)	(6,907)
	17,160	3,030	84,583	52,949
Cash (used in) provided by financing activities:				
Repayment of long-term debt	(42,713)	(28,785)	(132,157)	(45,768)
Issuance of long-term debt	32,263	35,287	91,165	35,287
Advances (repayment) of bank indebtedness	6,175	-	18,093	(3,585)
Issuance of (reduction in) share capital	635	376	1,770	(3,042)
	(3,640)	6,878	(21,129)	(17,108)
Cash (used in) provided by investing activities:				
Purchase of capital assets and acquisition of business	(13,987)	(12,159)	(77,104)	(31,910)
Proceeds on disposal of capital assets	467	1,765	5,578	1,765
	(13,520)	(10,394)	(71,526)	(30,145)
Increase (decrease) in cash position for the period	-	(486)	(8,072)	5,696
Cash, beginning of the period	-	8,558	8,072	2,376
Cash, end of the period	$ -	$ 8,072	$ -	$ 8,072
Funds from operations per share - basic	$ 0.63	$ 0.75	$ 3.49	$ 2.31
Funds from operations per share - diluted	$ 0.63	$ 0.74	$ 3.44	$ 2.29
Cash interest paid	$ 1,296	$ 2,077	$ 6,072	$ 8,251
Cash income taxes paid	$ 1,170	$ -	$ 8,996	$ 419